Exhibit 99.1

Therapix Biosciences Announces Pricing

of $2.25 Million Registered Direct Offering

Tel-Aviv, Israel, March 28, 2019 /PRNewswire/ — Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced that it has entered into definitive agreements with several accredited and institutional investors providing for the issuance of an aggregate of 642,853 American depositary shares (ADS) at a purchase price of $3.50 per ADS in a registered direct offering. Additionally, in a concurrent private placement, the Company will issue to the investors unregistered warrants to purchase an aggregate of up to 482,139 ADSs. The warrants will have a term of 3 years, be exercisable commencing on the issuance date and have an exercise price of $3.50 per ADS.

The offering is expected to result in gross proceeds to Therapix of approximately $2.25 million. Therapix intends to use the net proceeds from the offering for general corporate, product development purposes and the repayment of a portion of outstanding debt.

The closing of the sale of the securities is expected to take place on or about April 1, 2019, subject to satisfaction of customary closing conditions.

The ADSs described above were offered pursuant to a shelf registration statement on Form F-3 (File No. 333-225745), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on July 20, 2018. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to the offering of the ADSs may be obtained at the SEC’s website at http://www.sec.gov.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid products. With this focus, the company is currently engaged in the following drug development programs based on Tetrahydrocannabinol (THC): THX-110 platform for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this press release include statements regarding the proposed offerings, the successful closing of the offerings and planned use of the net proceeds from the offerings. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

Oz Adler, CFO

IR@therapixbio.com

Tel: +972-3-6167055

info@therapixbio.com

2